SECURITIES AND EXCHANGE SYSTEM
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                           Commission File Number  33-83894-NY

                           NOTIFICATION OF LATE FILING

  (Check One):   |_| Form 10-K   |_| Form 11-K    |_| Form 20-F   /x/ Form 10-Q
                 |_|   Form N-SAR
  For Period Ended:  MARCH 31, 1997

|_| Transition Report on Form 10-K |_| Transition Report on From 10-Q |_| Transition Report on Form 20-K |_| Transition Report on Form N-SAR |_| Transition Report on Form 11-K

     For the Transition Period Ended: -------------------------------------

     Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein,

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    LOIS/USA INC.
Former name if applicable

                         40 WEST 57TH STREET, 6TH FLOOR
Address of principal executive office (Street and number)

                            NEW YORK, NEW YORK 10019
City, state and zip code

                                     PART II
                             RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

 |_| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 |x| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quartile report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     In closing its books for the year ended December 31, 1996, the Company was unable to reconcile certain balances between subledgers and the general ledger, which may result in the Company restating certain historical information in the financial statements. This analysis is continuing and will not be complete in sufficient time to enable the Company to comply with the May 15, 1997 filing date. To date, the Company has not yet filed its Annual Report on Form 10-K.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contract in regard to this notification.

           ROBERT K. STEWART                        (212) 373-4752
                  (Name)                       (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
                                                 |_| Yes |x| No
Annual Report on Form 10-K

     (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 |x| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company anticipates showing an approximately $5 million loss compared to the fiscal year ended December 31, 1995. Approximately $4 million of such loss is a result of the closure of one of the Company's offices and the effect of non-recurring costs incurred subsequent to the Company's acquisition of Eisaman, Johns & Laws Advertising, Inc. ("EJL") in February 1996. The remainder of the loss is attributable to increased amortization, depreciation and interest as a result of the acquisition of EJL. It is anticipated that such losses will also be reflected in the results of operations for the quarter ended March 31, 1997.

                                  LOIS/USA INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized

Date  MAY 15, 1997                            By: /S/  ROBERT K. STEWART
                                                       Robert K. Stewart
                                                       Chief Financial Officer

          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

    Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

       (1) This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Act of 1934.

       (2) One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

       (3) A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

       (4) Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

       (5) Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Registration S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.